Exhibit 99.2

Unaudited Interim Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2026 and 2025 Expressed in Canadian dollars

Almonty Industries Inc.

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements for Almonty Industries Inc. were prepared by management in accordance with IFRS Accounting Standards. Management acknowledges responsibility for the preparation and presentation of the unaudited interim condensed consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 3 to the audited annual consolidated financial statements for the year ended December 31, 2025.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim condensed consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim condensed consolidated financial statements and (ii) the unaudited interim condensed consolidated financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods then ended presented by the unaudited interim condensed consolidated financial statements.

Almonty Industries Inc.’s board of directors (the “Board of Directors”) is responsible for reviewing and approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The audit committee of the Board of Directors (the “Audit Committee”) assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Lewis Black”	“Guillaume Wiesenbach de Lamaziere”
Lewis Black	Guillaume Wiesenbach de Lamaziere
Chairman, President & CEO	Interim Chief Financial Officer

May 11, 2026

Toronto, Ontario, Canada

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Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

Nature of operations (Note 1)

Commitments and contingent liabilities (Note 19)

Subsequent event (Note 23)

Approved on behalf of the Board of Directors:

/signed/ Lewis Black	/signed/ Mark Trachuk
Director	Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

Three months ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

Note	Share capital	Subscriptions received	Commitment to issue shares	Equity portion of convertible debentures	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
Balance at December 31, 2024		**146,516**	**103**	**-**	**1,241**	**16,072**	**(4,638)**	**(120,221)**	**39,073**
Issuance of common shares and warrants for cash	13	8,061	(21)	-	-	585	-	-	8,625
Share issuance costs	13	(772)	-	-	-	-	-	-	(772)
Shares issued on exercise of options[1]	13	197	-	-	-	(143)	-	-	54
Shares issued on exercise of warrants[1]	13	3,306	-	-	-	-	-	-	3,306
Shares issued for settlement of debt[1]	13	90	-	-	-	-	-	-	90
Share-based compensation	13	-	-	-	-	851	-	-	851
Net loss and comprehensive loss for the period		-	-	-	-	-	1,497	(34,622)	(33,125)
Balance at March 31, 2025		**157,398**	**82**	**-**	**1,241**	**17,365**	**(3,141)**	**(154,843)**	**18,102**
Issuance of common shares and warrants for cash	13	302,277	(82)	-	-	-	-	-	302,195
Share issuance costs	13	(24,140)	-	-	-	-	-	-	(24,140)
Shares issued on exercise of options[1]	13	6,402	-	-	-	(6,279)	-	-	123
Shares issued on settlement of RSU's[1]	13	2,837	-	-	-	(2,389)	-	-	448
Shares issued on exercise of CDI options[1]	13	54,325	-	-	-	(2,838)	-	-	51,487
Shares issued on exercise of warrants[1]	13	6,731	-	-	-	(1,421)	-	-	5,310
Shares issued for conversion of debt[1]	13	49,749	-	-	(733)	-	-	-	49,016
Shares issued on acquisition of 100% of US Tungsten[1]	13/14	12,463	-	-	-	-	-	-	12,463
Commitment to issue shares for conversion of debt	13	-	-	60,748	-	-	-	-	60,748
Reclassification of amended CDI options	13	-	-	-	-	3,802	-	-	3,802
Share-based compensation	13	-	-	-	-	10,234	-	-	10,234
Net loss and comprehensive loss for the period		-	-	-	-	-	(4,686)	(127,291)	(131,977)
Balance at December 31, 2025		**568,042**	**-**	**60,748**	**508**	**18,474**	**(7,827)**	**(282,134)**	**357,811**
Shares issued on exercise of options[1]	13	576	-	-	-	(300)	-	-	276
Shares issued on settlement of RSU's[1]	13	2,217	-	-	-	(2,217)	-	-	-
Shares issued on exercise of CDI options[1]	13	4,987	-	-	-	(614)	-	-	4,373
Shares issued on exercise of warrants[1]	13	3,374	-	-	-	(517)	-	-	2,857
Shares issued for conversion of debt[1]	13	59,378	-	(60,748)	-	-	-	-	(1,370)
Share-based compensation	13	-	-	-	-	3,633	-	-	3,633
Net loss and comprehensive loss for the period		-	-	-	-	-	(5,462)	(5,264)	(10,726)
Balance at March 31, 2026		**638,574**	**-**	**-**	**508**	**18,459**	**(13,289)**	**(287,398)**	**356,854**

1See Note 21 for supplemental cash flow disclosures as these amounts included non-cash components.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements. See Note 21 for supplemental cash flow disclosures.

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Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

1.	Nature of operations

Almonty Industries Inc. (together with its subsidiaries, “Almonty” or the “Company”) is incorporated under the Canada Business Corporations Act. Almonty’s common shares are listed on the Nasdaq Capital Market under the symbol ALM. Almonty’s common shares are also listed on the Toronto Stock Exchange (“TSX”) under the symbol AII, the Australian Securities Exchange under the symbol AII, and the Frankfurt Stock Exchange under the symbol ALI1.

The head office of the Company is located at 8 South Idaho Street, Suite A, Dillon, Montana, 59725. The Company is primarily engaged in the development of the Sangdong tungsten mine project in South Korea (the “Sangdong Mine”), and the Company is currently mining, processing and shipping tungsten concentrate from the Panasqueira tin and tungsten mine in Covilha, Castelo Branco, Portugal (the “Panasqueira Mine”). Additionally, the Company is evaluating its molybdenum project with inferred mineral resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine, its Valtreixal tin and tungsten mine project located in Western Spain in the province of Zamora (the “Valtreixal Mine”) and the newly-acquired Gentung Browns Lake tungsten project located in Montana, United States (the “Gentung Tungsten Project”). The Company also owns the Los Santos tungsten mine located near Salamanca, Spain (the “Los Santos Mine”), which is currently under care and maintenance.

On July 3, 2025, Almonty effected a share consolidation of its issued and outstanding common shares on the basis of one and a half (1.5) pre-consolidated common shares for one (1) post-consolidated common share (the “Share Consolidation”). Almonty’s common shares commenced trading on a post-consolidation basis on the TSX at the start of trading on July 7, 2025. As a result, Almonty’s issued and outstanding CHESS Depository Interests (“CDIs”), common share purchase warrants (“warrants”), CDI options, stock options and restricted share units (“RSUs”) were also consolidated on a 1.5 to 1 basis. All information relating to per common share amounts, issued and outstanding common shares, CDIs, warrants, CDI options, stock options and RSUs in these unaudited interim condensed consolidated financial statements have been adjusted retrospectively to reflect the Share Consolidation. There were 282,845,444 (December 31, 2025 - 262,776,228) common shares issued and outstanding as at March 31, 2026 on a post-consolidated basis.

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue operating for the foreseeable future and will be able to realize a return on its assets and discharge its liabilities and commitments in the ordinary course of its business.

Management assesses the Company’s ability to continue as a going concern at each reporting date, using quantitative and qualitative information available. As at March 31, 2026, the Company had a working capital position of $169,494 (December 31, 2025 - position of $213,175).

During the three months ended March 31, 2026, the Company received $5,252 in conjunction with the exercise of warrants, CDI options and stock options. Subsequent to March 31, 2026, the Company received $926 in conjunction with the exercise of warrants, CDI options and stock options.

The Company’s current forecast indicates that it will have sufficient cash flows from operations and from financings outlined above for the next year to continue as a going concern and settle obligations as they come due. The assessment of the Company’s ability to continue as a going concern, by its nature, relies on estimates of future cash flows and other future events, whose subsequent changes would materially impact the validity of such an assessment.

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Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

2.	Statement of compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in compliance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standards (“IAS”) 34, Interim Financial Reporting. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS have been condensed or omitted and these unaudited interim condensed financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 11, 2026.

3.	Basis of presentation

These unaudited interim condensed consolidated financial statements are presented in Canadian dollars, unless otherwise noted and have been prepared on a historical cost basis, except for fair-value through-profit-or-loss financial assets and liabilities and derivative financial instruments, which are measured at fair value.

4.	Judgments and estimation uncertainty

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and form assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. These estimates and assumptions are disclosed in note 4 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2025. There have been no significant changes to the areas of estimation and judgment during the three months ended March 31, 2026.

5.	Cash

As at March 31, 2026, cash includes $2,312 (December 31, 2025 - $2,461) solely for use on the Sangdong Mine.

6.	Inventories

	March 31, 2026	December 31, 2025
Stores and fuel	$6,384	$6,344
Ore and in-process ore	1,294	397
Finished goods – WO3 concentrate	1,629	2,677
Current inventories	9,307	9,418
Tailings	33,356	33,392
Total inventories	$42,663	$42,810

As at March 31, 2026 and December 31, 2025, tailings inventories are classified as long term as these inventories may not be processed within the next year.

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Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

7.	Mining assets

	Note	Plant and Equipment	Mineral Property Acquisition and Development Costs	Exploration and Evaluation Projects	Total
Cost
Balance at December 31, 2024		$76,289	$161,957	$8,592	$246,838
Additions		40,134	20,836	144	61,114
Acquisitions	14	-	-	13,885	13,885
Change in restoration provisions	12	-	(3,884)	250	(3,634)
Asset disposals		(4,977)	-	(37)	(5,014)
Translation adjustment		(260)	614	668	1,022
Balance at December 31, 2025		111,186	179,523	23,502	314,211
Additions		14,991	9,472	169	24,632
Change in restoration provisions	12	-	-	7	7
Translation adjustment		(3,112)	(5,037)	(6)	(8,155)
Balance at March 31, 2026		$123,065	$183,958	$23,672	$330,695

Accumulated Amortization
Balance at December 31, 2024		$10,190	$34,782	$-	$44,972
Amortization		1,515	441	-	1,956
Asset disposals		(3,872)	-	-	(3,872)
Translation adjustment		695	4,021	-	4,716
Balance at December 31, 2025		8,528	39,244	-	47,772
Amortization		359	17	-	376
Translation adjustment		(112)	(59)	-	(171)
Balance at March 31, 2026		$8,775	$39,202	$-	$47,977

Carrying Value
Balance at December 31, 2025		$102,658	$140,279	$23,502	$266,439
Balance at March 31, 2026		$114,290	$144,756	$23,672	$282,718

Indicators of impairment

In accordance with the Company’s accounting policies, each cash-generating unit is assessed for indicators of impairment and impairment reversal, from both external and internal sources, at the end of each reporting period. As at March 31, 2026, no indicators of impairment or reversal of impairment existed for the Sangdong Mine, Panasqueira Mine or Los Santos Mine (December 31, 2025 - none).

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Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

8.	Accounts payable and accrued liabilities

	March 31, 2026	December 31, 2025
Accounts payable	$23,511	$21,079
Accrued liabilities	16,726	12,278
	$40,237	$33,357

9.	Warrant liabilities

Under IFRS, certain warrants are treated as a derivative liability because these were denominated in currencies other than the Company’s functional currency of Canadian dollars and, accordingly, the Company was not able to demonstrate that it met the “fixed for fixed” criterion per IAS 32, Financial Instruments: Presentation. As a result, at the statement of financial position date, these warrants issued as part of a unit private placement must be recorded at their fair value.

On September 29, 2025, the Company obtained shareholder approval for the amendment to the exercise prices of various CDI options from AUD to CAD, with the effective date being January 2, 2025. No changes were made to the number of instruments, expiry dates, or other terms. As a result of the amendment, the “fixed for fixed” criteria per IAS 32 would be met, therefore certain CDI options were fair valued using the value of the equity instrument at January 2, 2025 as required by IFRS Interpretations Committee 19, Extinguishing Financial Liabilities with Equity Instruments and transferred to equity.

The Company uses the Black-Scholes Option Pricing Model to measure the fair value of warrant liabilities, wherein the Company’s trading price is the main driver for calculating the resulting amount. The revaluation of this derivative liability arising from an increase in share price from $12.07 per common share at December 31, 2025, to $20.24 per common share at March 31, 2026, has resulted in the recognition of a loss for the three months ended March 31, 2026 of $2,020 (three months ended March 31, 2025 - $25,810) in the statement of operations and comprehensive loss.

Changes in the balance of the warrant liabilities for the three months ended March 31, 2026 and year ended December 31, 2025 are summarized as follows:

	Three Months Ended March 31, 2026	Year Ended December 31, 2025
Balance, beginning of period	$1,938	$5,154
CDI options issued	-	2,500
CDI options exercised	(1,888)	(31,251)
CDI options reclassified to equity	-	(3,802)
Fair value revaluation on exercise of CDI options	1,125	8,336
Fair value revaluation on amendment of exercise price	-	(36,828)
Fair value revaluation on CDI options at end of year	895	57,829
Balance, end of period	$2,070	$1,938

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Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

The fair value of the CDI options outstanding was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	March 31, 2026	December 31, 2025
Stock price	$20.24	$12.07
Exercise price	$1.80	$1.72
Expected life	2.05 yrs	2.07 yrs
Risk-free interest rate	2.82%	2.58%
Expected volatility	93.63%	89.07%
Expected dividends	nil	nil

10.	Derivative liabilities

The Company has entered into convertible debenture agreements that permit the holders to convert the outstanding principal and accrued interest into common shares of the Company at a fixed conversion price denominated in a currency other than the Company’s functional currency (see Note 11(c)).

Changes in the fair value of the derivative liabilities for the three months ended March 31, 2026 and year ended December 31, 2025 are summarized as follows:

	Three Months Ended March 31, 2026	Year Ended December 31, 2025
Balance, beginning of period	$8,112	$1,121
Settlements	-	(90,417)
Change in fair value	6,392	97,408
Balance, end of period	$14,504	$8,112

The fair value of the derivative liabilities was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	March 31, 2026	December 31, 2025
Stock price	$20.24	$12.07
Exercise price	$1.78	$ 0.86 - $ 1.77
Expected life	0.59 yrs	0.83 yrs
Risk-free interest rate	2.82%	2.58%
Expected volatility	93.63%	89.07%
Expected dividends	nil	nil

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Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

11.	Long-term debt

	Note	March 31, 2026	December 31, 2025
Term loans – Euro	(a)	$25,505	$25,707
Promissory notes – U.S. dollar	(b)	8,364	8,224
Promissory note	(b)	250	250
Convertible debentures	(c)	9,344	9,303
Lease liabilities	(d)	452	489
Mine construction loan facility	(e)	133,511	130,656
		177,426	174,629
Deferred financing costs		(12,094)	(12,516)
		165,332	162,113
Less: current portion		(56,878)	(27,267)
		$108,454	$134,846

(a)	Term loans – Euro

The Company has a Euro-denominated term loan with KfW IPEX-Bank GmbH (“KfW”) totaling $23,564 (EUR14,662) (December 31, 2025 - $23,589 (EUR14,662)). This loan bears interest at the prevailing Euro Interbank Offered Rate (“EURIBOR”) plus 1.9% per annum, with interest payable quarterly and with principal repayable at the maturity date of March 31, 2027. The loan is secured by a pledge of the shares of Woulfe Mining Corp. (“Woulfe”), a wholly-owned direct subsidiary of Almonty and the parent company of Almonty Korea Tungsten Corporation (“AKTC”), which owns a 100% interest in the Sangdong Mine; shares of Beralt Tin & Wolfram (Portugal), S.A. (“BTW”), an indirect wholly-owned subsidiary of the Company, which owns 100% of the various rights and interests comprising the Panasqueira Mine and operates the mine; and shares of Daytal Resources Spain, S.L. (“Daytal”), an indirect wholly-owned subsidiary of the Company, which owns a 100% interest in the Los Santos Mine.

Daytal has Euro-denominated term loan facilities totaling $1,354 (December 31, 2025 - $1,476). The loans are unsecured, have a maturity date of July 2028 (December 31, 2025 - July 2025) and require monthly payments of principal and interest. Of the loans, $45 (December 31, 2025 - $50) have fixed interest rates with a weighted average interest rate as at March 31, 2026 of 1.50% per annum (December 31, 2025 - 1.50% per annum). The remaining $1,309 (December 31, 2025 - $1,426) have floating interest rates, based on varying spreads from EURIBOR rates. As of March 31, 2026, the weighted average interest rate on these loans was 4.78% per annum (December 31, 2025 - 4.78% per annum).

The Company’s wholly-owned Spanish subsidiary, Valtreixal Resources Spain, S.L. (“VRS”), which owns the Valtreixal Mine, has a Euro-denominated term loan with a balance of $567 as of March 31, 2026 (December 31, 2025 - $619). The loan is unsecured, bears interest at 3.75% per annum (December 31, 2025 - 3.75% per annum), with monthly payments of principal and interest until it matures in July 2028 (December 31, 2025 - in July 2028).

BTW has a Euro-denominated term loan with a balance of $20 as of March 31, 2026 (December 31, 2025 - $23). The loan is unsecured, bears interest at 7.40% per annum (December 31, 2025 - 7.40% per annum), with monthly payments of principal and interest until it matures in March 2027 (December 31, 2025 - March 2027).

12

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

(b)	Promissory notes

The Company has issued two promissory notes each with a balance of $1,394 (US$1,000) (December 31, 2025 - $1,371 (US$1,000) to Deutsche Rohstoff AG (“DRAG”), a related party (Note 20) and existing shareholder of the Company. The notes bear interest at 6.0% per annum, with the accrued interest due on the maturity date. The notes mature on October 31, 2026. The notes are secured by a pledge of the shares of Woulfe. As at March 31, 2026, the notes had a balance of $2,788 (US$2,000) (December 31, 2025 - $2,742 (US$2,000)).

The Company has issued a promissory note with a balance of $4,182 (US$3,000) as of March 31, 2026 (December 31, 2025 - $4,111 (US$3,000)) to DRAG. The note bears interest at the rate of 6% per annum and matures October 31, 2026. The note is secured by a pledge of the shares of VRS.

The Company has issued a promissory note with a balance of $1,394 (US$1,000) as of March 31, 2026 (December 31, 2025 - $1,371 (US$1,000)) to DRAG. The note bears interest at the rate of 5.0% per annum and matures October 31, 2026. The loan is unsecured.

The Company has issued a promissory note with a balance of $250 as of March 31, 2026 (December 31, 2025 - $250) to DRAG. The note bears interest at the rate of 6.0% per annum and matures October 31, 2026. The note is secured by a pledge of the shares of VRS.

(c)	Convertible debentures

Changes in the balances of the convertible debentures for the three months ended March 31, 2026 and year ended December 31, 2025 are summarized as follows:

	Three Months Ended March 31, 2026	Year Ended December 31, 2025
Balance, beginning of period	$9,303	$27,872
Debentures converted for shares	-	(19,456)
Debentures revalued, derivative liability component	-	(623)
Accretion	19	720
Translation adjustment	22	790
Balance, end of period	$9,344	$9,303

(i)	The Company has an unsecured convertible debenture with a principal amount of $2,000, held by DRAG. The debenture has a maturity date of October 31, 2026 and bears interest at a rate of 6.0% per annum, payable at maturity. The Company may elect to convert the debenture into common shares upon the availability to the Company of full funding for the Sangdong Mine at a conversion price equal to the higher of the price per common share in any equity financing completed by the Company after the date of issuance of the debenture and prior to the conversion or the maturity date of the debentures for purposes of financing the Sangdong Mine and $0.942. However, the Company may not convert the debenture if at any time the Company’s common shares trade below $0.942 per common share or if such conversion would result in DRAG holding more than 19.9% of Almonty’s issued and outstanding common shares.

(ii)	The Company has a $6,000 (December 31, 2025 - $6,000) unsecured convertible debenture outstanding with DRAG, which bears interest at 4.0% per annum, payable at maturity. The debenture (including any accrued and unpaid interest) may be converted by the holder, at its option, into common shares of the Company at an exercise price of $2.175 per common share. The debenture has a maturity date of October 31, 2026.

13

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

(iii)	The Company has a $1,344 (US$1,000) (December 31, 2025 - $1,302 (US$1,000)) unsecured convertible debenture outstanding with DRAG, which bears interest at 5.0% per annum, payable at maturity. The debenture has a maturity date of October 31, 2026. The outstanding principal amount of the debenture plus any related unpaid accrued interest is convertible into common shares of the Company at the option of the holder at the fixed conversion price of US$1.275 per common share for the principal and at the conversion price of the greater of (i) EUR1.05 (equivalent to $1.68) and (ii) the Euro equivalent of the volume weighted average price of the common shares of the Company on the TSX for the five trading days immediately preceding the date of conversion for related accrued interest. As the convertible debentures are denominated in US$, the instrument contains an embedded derivative liability.

(iv)	The Company had a $2,680 (US$2,000) unsecured convertible debenture which bears interest at the rate of 7.0%, is convertible at US$0.75 per common share with a maturity date of October 31, 2025. During the year ended December 31, 2025, this debenture was converted into 2,666,666 common shares of the Company.

(v)	The Company had a $1,900 (US$1,500) unsecured convertible debenture which bears interest at the rate of 7.0%, is convertible at US$0.75 per common share and matures October 31, 2026. During the year ended December 31, 2025, this debenture was converted into 2,000,000 common shares of the Company.

(vi)	The Company had a $1,288 (US$1,000) unsecured convertible debenture which bears interest at the rate of 7.0%, was convertible at US$1.26 per common share and matured June 7, 2025. During the year ended December 31, 2025, this debenture was converted with the issuance of 793,650 common shares of the Company.

(vii)	The Company had a $12,710 (EUR7,900) convertible debenture. This debenture is convertible into common shares of the Company at EUR0.525 per common share, bears interest at the rate of 9.0% per annum (payable quarterly), matured September 15, 2025 and was secured by a pledge of the Company’s shareholdings in its wholly-owned subsidiary, 9046739 Canada Inc., which indirectly owns 100% of the Valtreixal Mine. As this convertible debenture is denominated in Euro, the instrument contains an embedded derivative liability. During the three months ended March 31, 2026, this debenture was converted with the issuance of 15,047,619 common shares of the Company (Note 13).

(d)	Lease liabilities

Capital leases relate to certain equipment and vehicles. The leases carry implied interest rates of between 3.18% and 5.75% per annum (December 31, 2025 - 3.12% and 5.69% per annum) and mature between June 2027 and August 2029 (December 31, 2025 - June 2027 and August 2029). The capital leases are secured by the underlying equipment or vehicle being financed.

(e)	Mine construction loan facility

During June 2022, the Company entered into a US$75,100 senior secured term loan facility with KfW for the financing and construction of the Sangdong Mine and received US$906 during January 2025 in conjunction with the ninth and final drawdown on this loan facility. In addition, during the year ended December 31, 2025, KfW also advanced an additional US$20,000 in conjunction with a cost overrun availability. The loan bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.3%, capitalized quarterly, with repayment of principal quarterly over a 6.25-year period commencing six months subsequent to commencement of the mine’s ramp-up period. The loan is secured by a pledge of the shares of Woulfe, shares of AKTC and by a mortgage on all property held by AKTC.

14

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

(f)	Debt repayment schedule

Payments are due under the terms of the Company’s loans and leases for each of the following years ending March 31:

2027	56,928
2028	21,266
2029	19,679
2030	18,488
2031	61,114
177,475
Less: unamortized discount	(23)
Less: imputed interest on capital lease obligations	(26)
177,426

(g)	Debt continuity

Changes in the balances of the long-term debt for the three months ended March 31, 2026 and the year ended December 31, 2025 are summarized as follows:

	Three Months Ended March 31, 2026	Year Ended December 31, 2025
Balance, beginning of period	$174,629	$168,328
Cash flows:
Issuance of debt	-	29,447
Scheduled debt repayments	(210)	(1,698)
Non-cash changes:
Conversion of debt to shares	-	(19,456)
Accrued interest	373	1,755
Amount reclassified to derivative liability	-	(623)
Translation adjustment	2,634	(3,124)
Balance, end of period	177,426	174,629

(h)	The Company’s term loans and convertible debentures include various positive and negative covenants as well as cross-default clauses which could cause several defaults in the event the Company is in default on any of its loan agreements. As of March 31, 2026, the Company was in compliance with all covenants under its term loans and convertible debentures.

15

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

12.	Restoration provision and other liabilities

(a)	Restoration provision

Future restoration of the Company’s mining properties, in accordance with local requirements are as follows:

Balance at December 31, 2024	$24,291
Revisions in estimated cash flows and changes in assumptions	(3,884)
Acquisitions (Note 14)	250
Accretion expense	402
Translation adjustment	1,595
Balance, at December 31, 2025	$22,654
Revisions in estimated cash flows and changes in assumptions	7
Accretion expense	155
Translation adjustment	(137)
Balance, at March 31, 2026	$22,679

As at March 31, 2026, there is a restoration provision of $18,162 (December 31, 2025 - $18,026) with respect to the Panasqueira Mine, representing management’s estimate of the present value of the rehabilitation costs relating to the mine site totaling $41,899 (€ 26,070) (December 31, 2025 - $41,944 (€ 26,070)) and are to be incurred after the mine ceases production subsequent to 2045. BTW has assumed an inflation rate of 2.0% per year in calculating its estimates and a discount rate of 3.48% (December 31, 2025 - 2.0% and 3.48% respectively).

There is a restoration provision of $940 (December 31, 2025 - $942) with respect to Daytal’s future obligation to restore and reclaim the mine once it has ceased the processing of tungsten from the Los Santos Mine. The restoration provision represents management’s estimate of the present value of the rehabilitation costs relating to the mine site totaling $1,281 (December 31, 2025 - $1,282) and are to be incurred beginning in 2027 after Daytal ceases processing operations. Daytal has used a 5.5% discount rate and assumes an inflation rate of 2.0% per year (December 31, 2025 - 5.5% and 2.0% respectively) in calculating its estimates. The Company has filed, and is awaiting final approval of its mine plan and restoration provision by the relevant authorities in Spain. Banco Popular has posted a bank warranty of $289 (€180) (December 31, 2025 - $294 (€180)) on behalf of Daytal with the Region of Castilla y Leon, Trade and Industry Department as a form of deposit to cover the expected costs of restoring the mining property as required by Daytal’s Environmental Impact Statement that forms a part of its mining and exploitation license on the Los Santos Mine.

There is a restoration provision of $3,327 (December 31, 2025 - $3,436) with respect to the Sangdong Mine. The provision was determined based on a levy imposed by the relevant local government authority.

There is a restoration provision of $250 (December 31, 2025 - $250) with respect to the Gentung Tungsten Project. The provision represents management’s estimate of the present value of the rehabilitation costs relating to the property (see Note 14(a)).

(b)	Other liabilities

Included in other long-term liabilities is $488 (December 31, 2025 - $661) related to employee benefit obligations in respect of government mandated pension plans in AKTC and BTW.

16

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

13.	Share capital

Common Shares

	Number of Shares	Amount
Authorized – Unlimited number of common shares

Issued and outstanding
Outstanding at December 31, 2024	176,947,216	$146,516
Shares issued for cash, net of issuance costs	49,606,881	285,426
Shares issued for exercise of stock options	8,054,911	6,599
Shares issued for exercise of CDI options	13,931,501	54,325
Shares issued for exercise of warrants	6,321,538	10,037
Shares issued for settlement of RSUs	786,089	2,837
Shares issued for settlement of debt	66,667	90
Shares issued for conversion of debt	5,714,120	49,749
Shares issued on acquisition of 100% of US Tungsten, Inc.	1,347,305	12,463
Outstanding at December 31, 2025	262,776,228	$568,042
Shares issued for exercise of stock options	376,502	576
Shares issued for exercise of CDI options	1,255,182	4,987
Shares issued for exercise of warrants	2,721,042	3,375
Shares issued for settlement of RSUs	668,871	2,217
Shares issued for conversion of debt, net of issuance costs	15,047,619	59,377
Outstanding at March 31, 2026	282,845,444	$638,574

During January 2025, Almonty issued 5,000,000 CDI units, for net proceeds totaling $5,803 (AUD $6,750), in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring January 14, 2028. The warrants were initially valued at $1,528 and subsequently revalued at March 31, 2026 at $nil (December 31, 2025 - $739).

During January 2025, Almonty issued 1,684,659 common share units for net proceeds totaling $1,755 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one common share and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of $1.71, expiring three years from the date of issuance. The warrants were valued at $586 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: risk-free rate – 2.64%; expected volatility – 54.08%; expected life – 3 years; dividend rate – nil.

During January 2025, Almonty issued 66,667 common shares as settlement of a $90 debt.

During February 2025, Almonty issued 2,222,222 CDI units, for net proceeds totaling $2,817 (AUD $3,000), in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring February 7, 2028. The warrants were initially valued at $972 and subsequently revalued at March 31, 2026 at $2,071 (December 31, 2025 - $1,566).

17

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

During May 2025, Almonty issued 120,475 common shares upon conversion of an outstanding $230 debenture. The fair value of the embedded derivative portion of this debenture of $234 was recognized upon conversion.

During June 2025, Almonty issued 793,646 common shares upon conversion of an outstanding $1,536 debenture. The fair value of the embedded derivative portion of this debenture of $2,420 was recognized upon conversion.

During July 2025, Almonty issued 20,000,000 common shares in the United States, for net proceeds totaling $109,952, in conjunction with a public offering and a concurrent listing on the Nasdaq Capital Markets.

During September 2025, Almonty issued 133,333 common shares upon conversion of an outstanding $179 debenture. The fair value of the embedded derivative portion of this debenture of $428 was recognized upon conversion.

During November 2025, Almonty issued 1,347,305 common shares, at a market price of $9.25 per common share, amounting to $12,463, as consideration for the acquisition of 100% of US Tungsten, Inc. (see Note 14(a)).

During December 2025, Almonty issued 20,700,000 common shares in the United States, for net proceeds totaling $168,185, in conjunction with the underwriters’ over-allotment option.

During December 2025, Almonty issued 2,666,666 common shares upon conversion of an outstanding $3,098 (US$2,000) debenture and 2,000,000 common shares upon conversion of an outstanding $2,323 (US $1,500) debenture. The fair value of the embedded derivative portion of these debentures of $22,458 and $16,843 was recognized upon conversion.

During January 2026, Almonty issued 15,047,619 common shares upon conversion of an outstanding $60,748 debenture.

CDI options and Warrants

For the three months ended March 31, 2026 and year ended December 31, 2025, the outstanding CDI Options and Warrants, all of which are exercisable, are summarized as follows:

	Number of CDI Options	Number of Warrants	Total Number Outstanding
Total outstanding at December 31, 2024	8,075,571	9,751,706	17,827,277
CDI Options and Warrants issued	7,222,222	1,684,666	8,906,888
CDI Options and Warrants exercised	(13,931,501)	(6,321,538)	(20,253,039)
Warrants expired	-	(1,197,090)	(1,197,090)
Total outstanding at December 31, 2025	1,366,292	3,917,744	5,284,036
CDI Options and Warrants exercised	(1,255,182)	(2,721,042)	(3,976,224)
Total outstanding at March 31, 2026	111,110	1,196,702	1,307,812

18

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

The following table discloses the average exercise price, number of CDI options and contractual life as at March 31, 2026:

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 1.68 (AUD $1.88)	111,110	1.86	$1.68
Total CDI Options	111,110	1.86	$1.68

The following table discloses the average exercise price, number of warrants and contractual life as at March 31, 2026:

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.90 - $ 0.94	740,740	0.58	$0.94
$ 1.11 - $ 1.13	118,629	0.05	$1.11
$ 1.71 - $ 1.80	337,333	1.84	$1.71
Total Warrants	1,196,702	0.88	$1.17

Incentive stock options

Under the Company’s Omnibus Equity Incentive Plan (the “Omnibus Plan”) and the Company’s Third Amended and Restated Incentive Stock Option Plan (which was superseded and replaced by the Omnibus Plan), the Company can grant stock options to directors, officers, employees and consultants for common shares of Almonty. Under the Omnibus Plan, the exercise price of a stock option may not be less than the closing market price during the trading day immediately preceding the date of the grant of the stock option, less any applicable discount allowed by the TSX. Stock options can be granted for a maximum term of 15 years and vest at the discretion of the Board of Directors. The Omnibus Plan was re-approved by Almonty’s shareholders at its Annual and Special Meeting of Shareholders held on April 30, 2025. The Company’s stock options do not include CDI options.

For the three months ended March 31, 2026 and year ended December 31, 2025, the outstanding stock options are summarized as follows:

Number of Stock Options
Options outstanding at December 31, 2024	14,520,001
Options granted	2,564,663
Options exercised	(8,054,911)
Options forfeited upon cashless exercise	(1,831,775)
Options expired	(66,666)
Options outstanding at December 31, 2025	7,131,312
Options exercised	(376,502)
Options forfeited upon cashless exercise	(13,496)
Options outstanding at March 31, 2026	6,741,314

19

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

The following table discloses the average exercise price, number of options and contractual life as at March 31, 2026:

Range of Exercise Prices	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.50 - $ 1.85	4,516,649	4,516,649	2.47	$1.00
$ 2.43 - $ 3.86	2,024,665	1,887,094	4.04	$3.56
$ 8.93	200,000	200,000	4.66	$8.93
Total Options	6,741,314	6,603,743	3.01	$2.00

During February 2025, the Company granted 166,666 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $1.79 per common share. The grant resulted in the recording of share-based compensation expense of $204. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.66%, volatility of 60.54% based on historical volatility, expected life of five years, and no expected dividend yield.

During February 2025, the Company granted 133,333 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $2.87 per common share. The grant resulted in the recording of share-based compensation expense of $206. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.76%, volatility of 61.48% based on historical volatility, expected life of five years, and no expected dividend yield.

During March 2025, the Company granted 348,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vest over three years and are exercisable for a period of five years from the grant date at $2.83 per common share. The grant resulted in the recording of share-based compensation expense of $328. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.69%, volatility of 60.34% based on historical volatility, expected life of five years, and no expected dividend yield.

During March 2025, the Company granted 100,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vest immediately and are exercisable for a period of five years from the grant date at $2.43 per common share. The grant resulted in the recording of share-based compensation expense of $120. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.72%, volatility of 60.20% based on historical volatility, expected life of five years, and no expected dividend yield.

During April 2025, the Company granted 1,616,664 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $3.86 per common share. The grant resulted in the recording of share-based compensation expense of $3,302. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.67%, volatility of 62.20% based on historical volatility, expected life of five years, and no expected dividend yield.

20

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

During November 2025, the Company granted 200,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $8.93 per common share. The grant resulted in the recording of share-based compensation expense of $1,128. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.71%, volatility of 72.68% based on historical volatility, expected life of five years, and no expected dividend yield.

Restricted share units

RSUs granted under the Company’s Restricted Share Unit Plan (the “RSU Plan”, which was superseded and replaced by the Omnibus Plan) or Omnibus Plan to employees vest in accordance with the conditions determined at the time of grant. RSUs issued were valued based on the value of the underlying shares at the date of issuance.

For the three months ended March 31, 2026 and year ended December 31, 2025, the outstanding RSUs, are summarized as follows:

Number of RSUs
RSUs outstanding at December 31, 2024	2,566,667
RSUs granted	1,497,195
RSUs settled	(786,089)
RSUs outstanding at December 31, 2025	3,277,773
RSUs granted	255,684
RSUs settled	(668,871)
RSUs outstanding at March 31, 2026	2,864,586

The following table discloses the number of RSUs and contractual life as at March 31, 2026:

Range of Exercise Prices	Number Outstanding	Number Vested	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.78 - $ 6.20	2,666,664	2,605,295	1.70	$2.88
$ 8.88 - $ 12.78	84,000	15,179	2.78	$12.78
$ 23.96 - $ 28.71	113,922	94,850	2.98	$23.96
Total RSUs	2,864,586	2,715,324	1.78	$4.01

During the year ended December 31, 2025, the Company granted 763,863 RSUs to directors of the Company under its RSU Plan, which vested on the grant date. The RSUs were determined to have a value of $2,730 based on the share price at the date of grant. A share-based compensation expense of $nil related to these RSUs was recorded during the three months ended March 31, 2026 (three months ended March 31, 2025 - $107).

21

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

During April 2025, the Company granted 666,666 RSUs to an officer of the Company under its RSU Plan, vesting at the completion of certain key events. The RSUs were determined to have a value of $2,150 based on the share price at the date of grant. A share-based compensation expense of $213 related to these RSUs was recorded during the three months ended March 31, 2026 (three months ended March 31, 2025 - $nil).

During December 2025, the Company granted 66,666 RSUs to an officer of the Company under its RSU Plan, vesting in three tranches over a 4-month period, with one-third vesting on the grant date and two-thirds vesting four months after the grant. The RSUs were determined to have a value of $597 based on the share price at the date of grant. A share-based compensation expense of $366 related to these RSUs was recorded during the three months ended March 31, 2026 (three months ended March 31, 2025 - $nil).

During the three months ended March 31, 2026, the Company granted 100,598 RSUs to directors of the Company under its RSU Plan, which vested on the grant date. The RSUs were determined to have a value of $2,040 based on the share price at the date of grant. A share-based compensation expense of $2,040 related to these RSUs was recorded during the three months ended March 31, 2026 (three months ended March 31, 2025 - $nil).

During January 2026, the Company granted 126,000 RSUs to officers of the Company under its RSU Plan, vesting in three tranches over a 24-month period, with one-third vesting on the grant date, one-third 12-months after the grant date and one-third 24 months after the grant date. The RSUs were determined to have a value of $1,556 based on the share price at the date of grant. A share-based compensation expense of $706 related to these RSUs was recorded during the three months ended March 31, 2026 (three months ended March 31, 2025 - $nil).

During March 2026, the Company granted 29,086 RSUs to an officer of the Company under its RSU Plan, vesting in three tranches over a 24-month period, with one-third vesting on the grant date, one-third 12-months after the grant date and one-third 24 months after the grant date. The RSUs were determined to have a value of $590 based on the share price at the date of grant. A share-based compensation expense of $203 related to these RSUs was recorded during the three months ended March 31, 2026 (three months ended March 31, 2025 - $nil).

14.	Acquisitions

(a)	Acquisition of Gentung

On November 14, 2025 Almonty acquired a 100% ownership interest in US Tungsten, Inc. (“Gentung”) from a privately owned United States (the “U.S.”) based minerals explorer. Gentung is the 100% owner of various rights and interest comprising the Gentung Tungsten Project. The project is located in Beaverhead County, Montana, United States.

Almonty acquired 100% of the shares of Gentung. The fair value of the consideration transferred comprised USD$9,000,000, for which the Company issued 1,347,305 shares at a deemed issue price of $9.25 per share, and a paid cash payment of US$750 ($1,043), resulting in total consideration of US$9,750 ($13,506).

The acquisition does not meet the definition of a business in accordance with IFRS 3, Business Combinations, as it satisfied the asset concentration test. Accordingly, the transaction has been accounted for as an asset acquisition. Under this approach, the consideration transferred has been allocated to the identifiable assets acquired on a relative fair value basis.

22

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

The allocation of the purchase consideration to the identifiable assets acquired is set out below:

Fair value at acquisition date
Assets acquired
Exploration and Evaluation assets	$13,506
Total assets	$13,506

Liabilities assumed
Nil	$-
Total liabilities	$-
Net assets acquired	$13,506

Consideration:
Cash	$1,043 (US$750)
Common shares	$12,463 (US$9,000)
Total consideration	$13,506 (US$9,750)

Transaction costs of $30 were capitalized to the assets acquired.

(b)	Acquisition of Apex

On November 15, 2025, Almonty acquired a 100% ownership interest in Apex Garnet Inc. (“Apex”) from a privately owned U.S. based minerals explorer. Apex is the 100% owner of various assets for use in the processing of tungsten for the Gentung Tungsten Project. Apex holds a number of assets including, but not limited to, a plant permit, water rights and tungsten mining equipment for use in the processing of tungsten.

Almonty acquired 100% of the shares of Apex. The fair value of the consideration transferred comprised the payment of US$250 ($348) cash.

The acquisition does not meet the definition of a business in accordance with IFRS 3, Business Combinations, as it satisfied the asset concentration test. Accordingly, the transaction has been accounted for as an asset acquisition. Under this approach, the consideration transferred has been allocated to the identifiable assets acquired on a relative fair value basis.

23

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

The allocation of the purchase consideration to the identifiable assets acquired is set out below:

Fair value at acquisition date
Assets acquired
Exploration and Evaluation assets	$348
Restoration Provisions asset	$250
Total assets	$598

Liabilities assumed
Rehabilitation provision	$250
Total liabilities	$250
Net assets acquired	$348

Consideration:
Cash	$348
Total consideration	$348 (US$250)

Transaction costs of $3 were capitalized to the assets acquired.

15.	Employee compensation

The Company incurred employee compensation and benefit expenses of $11,676 for the three months ended March 31, 2026 (three months ended March 31, 2025 - $5,489).

16.	Segmented information

The Company’s operations are segmented on a regional basis and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker who is responsible for allocating resources and assessing performance of the operating segments has been defined as the Chief Executive Officer.

Management monitors the business of the Company as a single commodity segment, whose operations relate to the exploration and mining of tungsten across three geographical locations: the Iberian Peninsula (Spain and Portugal), the Republic of Korea and the United States.

For management reporting purposes, the Company is organized into business units based on its products and activities, and has five reportable operating segments, as follows:

●	The Los Santos Mine located in Spain whose current operations relate to the exploration and prior operations related to mining of tungsten that is ultimately sold as tungsten concentrate (currently in care and maintenance);
●	The Panasqueira Mine located in Covilha, Castelo Branco, Portugal whose operations relate to the exploration and mining of tungsten which is ultimately sold as tungsten concentrate, as well as the production of copper and tin concentrate by-products that are sold as concentrate;

24

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

●	The Valtreixal Mine located in Spain whose operations relate to the exploration and evaluation activities of the Valtreixal tin/tungsten project;
●	Woulfe, whose properties are located in Gangwon Province, Republic of Korea, and whose operations relate primarily to the development of the Sangdong Mine; and
●	The Gentung Tungsten Project located in Montana, United States whose operations relate to the exploration and evaluation activities of the Gentung Browns Lake tungsten project.

The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on income (losses) from mining operations and is measured consistently with income (losses) from mining operations in the consolidated financial statements.

The accounting policies used by the Company in reporting segments internally are the same as those contained in Note 3.

Segmented information for the three months ended March 31, 2026 is as follows:

	Los Santos Mine	Valtreixal Mine	Woulfe	Panasqueira Mine	Gentung Tungsten Project	Corporate	Total
Revenue	-	-	56	25,344	-	-	25,400
Production costs	-	-	(42)	(11,797)	-	-	(11,839)
Care and maintenance costs	(298)	-	-	-	-	-	(298)
Depreciation and amortization	-	-	-	(245)	(8)	-	(253)
(Loss) earnings from mining operations	(298)	-	14	13,302	(8)	-	13,010

Expenses
General and administrative	(166)	(13)	(209)	(481)	(5)	(6,260)	(7,134)
Interest expense	(11)	-	-	-	-	(483)	(494)
Share-based compensation	-	-	-	-	-	(3,633)	(3,633)
Foreign exchange gain (loss)	(5)	(2)	(2,238)	70	-	3,975	1,800
Interest income	-	-	-	-	-	2,346	2,346
Loss on valuation of warrant liabilities	-	-	-	-	-	(2,020)	(2,020)
Loss on valuation of embedded derivative liabilities	-	-	-	-	-	(6,392)	(6,392)
(Loss) income before income taxes	(480)	(15)	(2,433)	12,891	(13)	(12,467)	(2,517)

Capital expenditures	-	13	23,004	739	797	79	24,632

25

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

As at March 31, 2026
Assets
Current	1,283	14	7,909	29,749	1,002	246,668	286,625
Non-current	33,784	9,283	235,062	25,209	15,456	202	318,996
Total Assets	35,067	9,297	242,971	54,958	16,458	246,870	605,621

Total Liabilities	2,491	1,545	137,368	36,960	250	70,153	248,767

As at December 31, 2025
Assets
Current	1,322	14	7,473	12,478	-	265,633	286,920
Non-current	33,820	9,280	220,352	24,810	14,428	122	302,812
Total Assets	35,142	9,294	227,825	37,288	14,428	265,755	589,732

Total Liabilities	2,683	1,592	131,621	28,859	250	66,916	231,921

Segmented information for the three months ended March 31, 2025 is as follows:

	Los Santos Mine	Valtreixal Mine	Woulfe	Panasqueira Mine	Gentung Tungsten Project	Corporate	Total
Revenue	-	-	15	7,893	-	-	7,908
Production costs	-	-	-	(6,588)	-	-	(6,588)
Care and maintenance costs	(280)	-	-	-	-	-	(280)
Depreciation and amortization	(5)	-	-	(283)	-	-	(288)
(Loss) earnings from mining operations	(285)	-	15	1,022	-	-	752

Expenses
General and administrative	(148)	(1)	116	(579)	-	(2,794)	(3,406)
Interest expense	(25)	-	-	-	-	(1,181)	(1,206)
Share-based compensation	-	-	-	-	-	(851)	(851)
Foreign exchange gain (loss)	1	(2)	-	(59)	-	(1,040)	(1,100)
Loss on valuation of warrant liabilities	-	-	-	-	-	(25,810)	(25,810)
Loss on valuation of embedded derivative liabilities	-	-	-	-	-	(2,909)	(2,909)
(Loss) income before income taxes	(457)	(3)	131	384	-	(34,585)	(34,530)

Capital expenditures	-	7	10,339	511	-	-	10,857

26

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

Information by geographical region is as follows:

	Revenue		Non-current Assets
Country	Three months ended March 31, 2026	Three months ended March 31, 2025	March 31, 2026	December 31, 2025
Portugal	$25,344	$7,893	$25,208	$24,810
Spain	-	-	43,067	43,100
South Korea	56	15	235,062	220,352
United States	-	-	15,659	14,550
Total	$25,400	$7,908	$318,996	$302,812

17.	Financial instruments and risk management

Financial instruments

Fair values are determined directly by reference to published price quotation in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities)
Level 3 -	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate.

The carrying value of cash, trade receivables and accounts payable and accrued liabilities approximates their fair value due to their short terms to maturity. The accounts receivable associated with provisional pricing arrangements are a Level 2 fair value estimate and are valued based upon observable WO3 forward prices as of the reporting date. The fair value of long-term debt is a Level 2 fair value estimate and is not materially different from the carrying value based on current market rates of interest, or interest rates set at relatively short time intervals. The fair value of warrant and derivative liabilities are a Level 3 fair value estimate and the carrying value is based on a Black-Scholes market estimate.

Financial risk management objectives and policies

Almonty’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk), credit risk and liquidity risk. Almonty’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

27

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

(a)	Market risk

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Almonty’s exposure to the risk of changes in market interest rates relates to cash at banks and long-term debt with a floating interest rate. Of the long-term debt, $129,662 is subject to floating interest rates and $47,764 is subject to fixed interest rates. A portion of the floating-rate debt totaling $25,325 is subject to a fixed spread over the 6- and 12-month EURIBOR. A change of 100 basis points (1.0%) in the EURIBOR would result in a $253 change in annual interest costs. The remaining floating rate debt of $104,337 is based on a fixed spread over the three-month SOFR. A change of 100 basis points (1.0%) in the three-month SOFR would result in a $1,043 change in annual interest costs. All figures provided in this risk factor are as at March 31, 2026.

Foreign currency risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. Almonty operates in the Republic of Korea, Spain, Portugal, Canada and the United States, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

Almonty’s wholly owned subsidiary BTW operates in Portugal, which uses Euros as its functional currency. Its output is a commodity that is primarily priced in United States dollars (US$) which is different than the functional currency of the Company, and the Company may also incur costs or obtain indebtedness in a currency that is different from their functional currency. Additionally, Daytal’s current care and maintenance expenses, as well as any potential future operating costs, are primarily denominated in Euros, which exposes the Company to currency fluctuations between the Euro and its reporting currency.

Almonty’s functional currency is the Canadian dollar but it advances funds to subsidiaries in the functional currency of the subsidiary to which funds are advanced. As such, the Company’s financial performance can be significantly affected by movements in various currencies (Canadian dollars (C$), United States dollars (US$), Euros (€) and Korean Won (KRW)).

The Company’s Canadian dollar functional currency businesses have the following financial instruments denominated in foreign currencies:

	Currency	Carrying Value ($)
Cash	US$	239,192
Cash	AUS$	240
Cash		€176
Accounts payable and accrued liabilities	US$	3,781
Accounts payable and accrued liabilities	AUS$	378
Accounts payable and accrued liabilities	KRW	11,880
Long-term debt	US$	114,044
Long-term debt		€23,564

A 5.0% change in the value of the C$ relative to the above currencies would change net income for the three months ended March 31, 2026 by approximately $4,298.

28

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

The Company’s Euro functional currency businesses have the following financial instruments denominated in foreign currencies:

	Currency	Carrying Value
Trade receivables	US$	9,149

A 5.0% change in the value of the Euro relative to the above currencies would change net income for the three months ended March 31, 2026 by approximately $458.

The Company’s Korean Won functional currency businesses have the following financial instruments denominated in foreign currencies:

	Currency	Carrying Value
Cash	US$	2,146
Accounts payable and accrued liabilities	US$	1,721
Accounts payable and accrued liabilities		€6
Long-term debt	US$	133,511

A 5.0% change in the value of the Korean Won relative to the above currencies would change net income for the three months ended March 31, 2026 by approximately $6,590.

(b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, trade receivables and deposits.

The Company manages credit risk by depositing surplus cash with major banks of high-quality credit standing, in interest-bearing accounts that earn interest at floating rates. Trade receivables represent amounts receivable related to delivery of concentrate that have not been settled and are with the Company’s customers, all of whom have good credit ratings and the Company has not experienced any credit issues with any of its customers. Other assets include deposits.

The carrying value of the cash, trade receivables and deposits totaling $270,209 represents Almonty’s maximum exposure to credit risk.

(c)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

As at March 31, 2026, the Company held cash of approximately $259,853 (of which $2,312 represented cash for use for the development of the Sangdong Mine) and a working capital position of $169,494 (December 31, 2025 - position of $213,175). Although Almonty has been successful in repaying liabilities in the past and issuing new debt securities, there can be no assurance that it can continue to do so. In addition, Almonty may assume additional liability in future periods or reduce its holdings of cash in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities.

29

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

The Company’s level of indebtedness could have important consequences for its operations, including:

●	Almonty may need to use a large portion of its cash flow to repay the principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and
●	Almonty’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of March 31, 2026, Almonty had approximately $56,878 of debt maturing within the next twelve months (December 31, 2025 - $27,267).

In addition to future cash flow from operations, potential divestment and the creation of new joint ventures and partnerships, Almonty’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2026 include issuing additional equity or unsecured debt. Almonty’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Almonty will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Almonty cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Almonty’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Almonty may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Almonty to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance.

Almonty is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Almonty’s lenders and other banking counterparties; (ii) Almonty’s insurance providers; (iii) financial institutions that hold Almonty’s cash; (iv) companies that have payables to Almonty; and (v) companies that have received deposits from Almonty for the future delivery of equipment.

Contractual undiscounted cash flow requirement for financial liabilities as at March 31, 2026 are as follows:

	Less than 1 year	1-2 years	3-4 years	After 5 years	Total
Accounts payable and accrued liabilities	40,237	-	-	-	40,237
Term and other loans – Euro	24,371	1,135	-	-	25,506
Term and other loans – US dollar	8,363	-	-	-	8,363
Promissory note	250	-	-	-	250
Convertible debentures	9,394	-	-	-	9,394
Lease liabilities	149	268	35	-	452
Mine construction facility	14,402	39,542	35,297	44,270	133,511

30

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

18.	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The Company manages its capital structure (composed of shareholders’ equity) and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, Almonty may initiate dividend payments to shareholders, return capital to shareholders, repurchase issued shares or issue new shares. Almonty was not exposed to any externally imposed capital requirements for the three months ended March 31, 2026 and year ended December 31, 2025. There were no changes to the Company’s approach to capital management during the three months ended March 31, 2026.

19.	Commitments and contingent liabilities

Daytal owns the Los Santos Mine, near the town of Los Santos, Salamanca in Western Spain. Daytal rents the land where the Los Santos Mine is located from local property owners and municipalities. The leases range from ten to 25 years. On all leases greater than ten years, Daytal has the right to terminate the leases under certain circumstances without penalty. Annual lease commitments total approximately $393 payable throughout the year on the anniversary dates of the individual leases.

The mining license for the Los Santos Mine was granted in September 2002 for a period of 30 years and is extendable for 90 years. Daytal pays minimal land taxes and there is no other royalty payment associated with the license. The Company files applications in the ordinary course to renew the permits associated with its mining license that it deems necessary and/or advisable for the continued operation of its business. Certain of the Company’s permits to operate that are associated with the mining license are currently under application for renewal.

The Company’s operations are subject to other claims and lawsuits from time to time, including any claims related to suppliers, employees or other parties. However, these are not expected to result in a material impact on the financial statements.

20.	Related party transactions

For the three months ended March 31, 2026, the Company paid or accrued compensation to key management personnel, which includes the Company’s Chief Executive Officer, Chief Financial Officer and members of the Board of Directors totaling $2,530 (three months ended March 31, 2025 - $357).

The Company has long-term debt owing to DRAG, a company that is an existing shareholder of Almonty, and whose former Chief Executive Officer is a member of the Board of Directors of the Company. In addition to the transactions disclosed in notes 11(b) and 11(c), $249 was accrued on the DRAG loans during the three months ended March 31, 2026 (three months ended March 31, 2025 - $215). As of March 31, 2026, there is $6,731 (December 31, 2025 - $6,482) of unpaid interest included in accounts payable and accrued liabilities.

31

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(in thousands of Canadian dollars except for per common share amounts and unless otherwise noted)

21.	Supplementary cash flow information

	Three months ended March 31, 2026	Three months ended March 31, 2025
Non-cash investing and financing activities
Mining assets additions included in accounts payable	$2,277	$2,345
Amortization capitalized to mining assets	466	120
Revision in estimate in restoration provision	7	-
Shares issued on cashless exercise of options	300	143
Shares issued on exercise of CDI options	2,254	-
Shares issued on exercise of warrants	517	586
Shares issued on settlement of RSUs	2,217	-
Shares issued for conversion of debt	60,748	-
Shares issued for settlement of debt	-	90

22.	Schedule of general and administrative expenses

	Three months ended March 31, 2026	Three months ended March 31, 2025
Legal, audit and accounting	$1,260	$1,466
Consulting fees	722	175
Salaries and wages	2,318	103
Office and travel	1,708	658
Marketing and shareholder communications	1,126	1,004
	$7,134	$3,406

23.	Subsequent event

Subsequent to March 31, 2026, the Company issued 896,405 common shares in conjunction with the exercise of warrants and CDI Options for proceeds totaling $926.

32